Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Year Ended June 30, 2002	Year Ended June 30, 2001
EQUIVALENT SHARES:
Weighted average shares outstanding	2,599,368	2,648,205
Total diluted shares	2,667,033	2,671,932
Net income	$ 3,852,620	$ 3,483,901
Basic earnings per share	$ 1.48	$ 1.32
Diluted earnings per share	$ 1.44	$ 1.30